

April 26, 2023

Jeff Whiteside
Chief Financial Officer
eXp World Holdings, Inc.
2219 Rimland Drive, Suite 301
Bellingham, WA 98226

   Re: eXp World Holdings, Inc.
     Form 10-K for the fiscal year ended December 31, 2022
     Filed February 28, 2023
     File No. 001-38493

Dear Jeff Whiteside:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2022

7. Goodwill and Intangible Assets, page 52

1. Please tell us your consideration of including goodwill disclosure by reportable segment. Refer to the accounting guidance in ASC 350-20-50-1.

14. Segment Information, page 62

2. We note your disclosure that in December 2022, you have determined that you have four operating segments and four reportable segments. We further note that on page 2 you disclose that the United States and Canada operating segments are aggregated into one operating segment due to similarities in the markets, economics and management strategy despite disclosing you have four operating and reportable segments. Finally, we note your disclosure on page 26 that in December 22, you have determined that there are four operating segments and three reportable segments. In order to better understand how you applied the criteria under ASC 280-10-50, please address the following in greater detail:

- Identify all of your operating segments and explain to us how those were determined; and
- Identify your reportable segments and and explain to us how those were determined, including how you considered the aggregation criteria guidance in ASC 280-10-50-11 and ASC 280-10-55-7A through 7C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Isaac Esquivel at 202-551-3395 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction